[FRONT COVER WITH PHOTOS]

                                      1999
                                 ANNUAL REPORT
                                  TO INVESTORS

                                 [TELMARK LOGO]
                          A farmer-owned organization

     This Annual Report To Investors contains forward-looking statements that involve certain risks and uncertainties. Actual results could differ materially from those statements. Certain factors that could cause actual results to differ materially from those projected include, but are not limited to, uncertainties of economic, competitive and market decisions and future business decisions, as well as those factors discussed in Telmark's annual report on Form 10-K for the year ended June 30, 1999.


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                                                            Annual Report Letter
Telmark Investors:

I am pleased to report another year with significant increases in all of Telmark's key financial measurements, including our managed portfolio, which is now at $570 million.

Pre-tax net income was $18.2 million: a $2.7 million increase over the prior year. Telmark's portfolio quality continues strong with currency over 97% for the fourth consecutive year.

Telmark is a farmer-owned organization. It is important for farmers to have a lender that is dedicated to serving their needs. We stay true to these roots by focusing on financing production agriculture. Production agriculture continues to be our core business, representing 60% of Telmark's portfolio. At the same time, we recognize that growth and diversification brings financial strength. The remainder of the portfolio is primarily in forestry operations and commercial businesses that support agriculture.

Telmark's success involves several factors, with one common denominator: our people. Success comes from good implementation by talented people. We have employees who desire to take ownership of their customers' needs. This focus on the customer has resulted in an employee group that is highly motivated to find financial solutions for a customer's business.

While other lenders seek efficiencies by becoming larger merely for the sake of size, they further remove themselves from the customer. Telmark is committed to the philosophy that "people buy from people." Our sales representatives work and live in the communities they serve. All of our employees are dedicated to taking the time to understand and meet our customers' needs.

On behalf of all Telmark employees and customers, thanks for your continued support.


Daniel J. Edinger
President
Telmark LLC


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                               BUSINESS OF TELMARK

Telmark LLC ("Telmark," "we," "our," "us" or "Company") was organized in 1964 as Telmark Inc. under the Business Corporation Law of the State of New York. Effective July 1, 1998, Telmark Inc. was merged into Telmark LLC, a Delaware limited liability company which was formed to carry on the business of Telmark in limited liability company, rather than corporate, form. We are owned and controlled by Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States, in terms of revenues, based on a 1998 Co-op 100 Index produced by the National Cooperative Bank. We are a direct wholly-owned subsidiary of Agway Holdings, Inc., an indirect subsidiary of Agway. Telmark currently employs 215 persons.

Our operations are comprised almost exclusively of direct finance leasing of agricultural related equipment, vehicles and buildings to farmers or other rural businesses that serve the agricultural marketplace. Our leases offer customers an alternative to directly purchasing or borrowing to purchase as a means of acquiring the use of equipment, vehicles or buildings.

         o We branded our leasing service with the registered trademark, Agrilease(R). We also use TFS(SM) to identify our services through dealers of selected manufacturer products.
         o We highlight our service-oriented approach, using the tagline "The Flexible Financing Alternative(SM)" in our advertisements and product brochures.

We offer a variety of lease financing packages, with varying payment schedules on a monthly, quarterly, semiannual or annual basis, depending on the expected timing of customer cash flows and customer credit quality and the customer's individual preferences.

With a direct finance lease the customers have use of the leased property over a specified term for a periodic rental charge: the lease payment. Customers make lease payments in advance. In most cases, at least two months of the lease payments are collected in advance before the lease starts. We offer most direct finance leases for a period which does not exceed our estimate of the useful life (based on our estimate of customers use) of the equipment or the building leased. We offer equipment and vehicle leases typically for a period of 3 to 6 years, and generally do not exceed eight years. We offer building leases typically for longer terms (e.g., 5 to 10 years), up to maximum terms of 15 years. As of June 30, 1999, our outstanding leases had an average original term of approximately 5.5 years and average remaining term of approximately 4 years.

Generally, the customer selects the supplier of the equipment or other property to be leased and we are not responsible for its suitability, performance, life, or any other characteristics. In some cases, the financing is offered to the ultimate customer through a dealer of a selected manufacturer. Our primary responsibility is to buy the property from the supplier, lease it to the customer, and collect the lease payments, although in certain circumstances we have agreed to indemnify customers if certain adverse tax consequences arise in connection with a lease. We cannot predict our liability under these indemnification provisions, but we believe that our liability is remote and the net effect of any liability is not material. The customers assume all obligations of insurance, repairs, maintenance, service, and property taxes. Historically, in most of our lease transactions, the lessee has purchased the leased property or equipment upon termination of the lease. However, at the expiration of the direct finance lease term, the customers have an option to

         o        purchase the leased property,
         o        renew the lease, or
         o        return the leased property to us.

We realize net earnings, if revenues from our leases, exceed our operating expenses and income taxes. Our "revenue" from a lease is the sum of all payments due under the lease plus the residual value of the leased property, less the cost of purchasing the leased property.

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         o        "Operating  expenses" include interest expense,  provision for credit losses (the dollar amount we set aside to cover its estimated losses should a lessee fail to make required
                  payments   under  a  lease),   and  selling  and  general  and
                  administrative expenses including the our payroll costs, rent, advertising costs and fees paid for credit checking and legal and accounting services.
         o "Interest expense" is the single largest operating cost of Telmark and is primarily the interest we must pay on the amounts borrowed from banks and other investors to finance our leases.

  An example of how a direct finance lease transaction generates profits for us is set forth below:

         o A potential customer determines that he needs to acquire a machine to harvest his corn. He selects a harvester and enters into a lease with us for that particular machine.
         o We purchase the harvester using funds we borrow or with available cash on hand. Under terms of the lease, the customer agrees to make lease payments to us.
         o At the end of the lease term, the customer may (1) purchase the harvester from us for its fair market value, (2) extend the lease on terms agreed to by us, or (3) return the harvester to us. We make a profit on the lease to the extent that the sum of the lease payments collected during the lease term plus the proceeds from the sale or re-lease of the equipment after the initial lease term exceeds the cost of the equipment and other operating expenses.

PORTFOLIO MIX
We finance agricultural and related equipment, vehicles and buildings of both a general and specialized nature. As exemplified by the following four schedules. We have a portfolio of leases which are diverse with respect to the type of equipment to which they relate, their dollar amount, the industry involved and their geographic origination. Such diversification helps mitigate adverse circumstances affecting particular industry, geographic and other segments of our business, to the extent that such circumstances do not adversely affect our entire business.

"Leases" in our portfolio are defined by us for the following statistical purposes as amounts due to it by lessees under all of our outstanding leases (known as "gross lease receivables") and excludes imputed unearned interest and finance charges.

As of June 30, 1999, we had approximately $551 million of leases and notes outstanding. We lease equipment which includes milking machines, tractors, combines, feed processing equipment and forestry equipment (e.g., log skidders and log harvesting equipment); vehicles leased include trucks, trailers and fork lifts; and buildings leased include barn structures, silos and greenhouses. Approximately 10% of the equipment leases are for used equipment. The percentage of leases by equipment type has generally remained constant and we do not anticipate significant changes in the types of equipment to be leased. Given the nature of the equipment leased and the generally short-term duration of our leases, we have not been adversely affected by, and do not anticipate being adversely affected by significant technological developments that may affect the value of the equipment leased to customers. The breakdown of leases by equipment type is as follows:

                               SCHEDULE OF LEASES
                                BY EQUIPMENT TYPE
--------------------------------------------------------------------------------
                                  June 30, 1999
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------

Equipment Type                                                               %
--------------                                                            ------
Farm equipment, machinery and tractors....................................   38%
Highway vehicles..........................................................   17%
Buildings.................................................................   31%
Forestry related equipment................................................    8%
Other 5% or less of total.................................................    6%
                                                                          ------
      Total...............................................................  100%
                                                                          ------
                                                                          ------


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                         BUSINESS OF TELMARK (CONTINUED)

We maintain a large customer base which includes over 17,000 customers. The minimum purchase price of equipment which we finance is $1,500. Approximately 30% of our customers hold more than one lease with us. In order to limit its credit exposure to particular customers, our Board of Directors maintains a policy which precludes any one customer from accounting for more than 2.5% of the dollar amount of our outstanding Leases. Currently, no customer accounts for more than 1.0% of the dollar amount of our outstanding Leases. Our average lease size at origination is approximately $30,000. The breakdown of leases by size is as follows:

                           SCHEDULE OF LEASES BY SIZE

 Dollar Amounts and Corresponding Percentages are of Leases Entered into During
                            Year Ended June 30, 1999
--------------------------------------------------------------------------------

                                       Dollars
Original Size Transaction            (In Millions)                %
-------------------------          ----------------          -------------
Under $7,500                           $   8.3                    3%
$ 7,500 - $24,999                         59.8                   24%
$25,000 - $49,999                         55.7                   22%
$50,000 - $99,999                         45.4                   18%
$100,000 - $249,999                       48.0                   19%
$250,000 & Over                           34.9                   14%
                                   ----------------          -------------
     Total                              $252.1                  100%
                                   ----------------          -------------
                                   ----------------          -------------

The largest industry concentrations are in dairy, crops, forestry, livestock, and transportation. These industries may be impacted differently by various factors including changing economic conditions, technological advances in the equipment and agricultural sector, government regulation and subsidies, and domestic and international consumer demand, among others. Generally, we serve diverse enterprises which helps us keep any single adverse trend from having an adverse effect on the ability of all customers to meet their lease obligations. For example, a long period of low grain prices could reduce the ability of grain farmers to meet their obligations, but the low grain prices would reduce the feed costs paid by dairy farmers, thereby making it easier to meet their lease obligations. The breakdown of leases by industry is as follows:

                               SCHEDULE OF LEASES
                                   BY INDUSTRY
--------------------------------------------------------------------------------
                                  June 30, 1999
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------

Industry                                                                     %
--------                                                                   -----
Crops......................................................................  22%
Dairy......................................................................  17%
Livestock..................................................................  17%
Forestry...................................................................  12%
Transportation.............................................................   9%
Construction...............................................................   6%
Other less than 5% of total................................................  17%
      Total................................................................ 100%


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                         BUSINESS OF TELMARK (CONTINUED)

PORTFOLIO MIX (CONTINUED)
The aforementioned industries are defined as follows: Dairy is the production of milk; it is sold in the raw state to a processor. Forestry is the harvesting and initial processing of forest products. The wood is sold in the form of logs or rough cut lumber. Crops is the production of grain or hay; it is sold in bulk. Livestock is the production of animals. The animals are generally sold live to a processor. Transportation is the movement of products by truck. Products being moved are generally farm input (e.g., fertilizer, feed) items being transported to farms or farm products going to market. Other is the aggregate of all other types of accounts.

At June 30, 1999, leases originated in the states of Michigan, New York, Ohio and Pennsylvania accounted for approximately 44% of the total lease portfolio. Pennsylvania and New York have historically been the most significant in terms of lease activity due to the large number of dairy farms located there. However, our business continues to expand geographically and its concentration of leases in Pennsylvania and New York has been reduced from approximately 68% in 1984 to 24% in 1999. Our continued expansion into new geographic markets mitigates the potential adverse effect on circumstances which may impact these markets such as state and local regulations, local economic conditions, and weather conditions (i.e., floods, drought). For example, if poor growing conditions such as early or late frost, hail, or lack of rain reduce the apple crop in western New York, the orchard enterprises located there could lose part of their normal crop; however, the Michigan orchard enterprises might enjoy higher prices and income because of higher demand for their apples. The geographic distribution of leases is as follows:

                               SCHEDULE OF LEASES
                           BY GEOGRAPHIC DISTRIBUTION
--------------------------------------------------------------------------------
                                  June 30, 1999
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------

State                                                                        %
-----                                                                       ----
New York.................................................................... 14%
Pennsylvania................................................................ 11%
Michigan.................................................................... 10%
Ohio........................................................................  9%
Illinois....................................................................  6%
Indiana.....................................................................  5%
Virginia....................................................................  5%
Wisconsin...................................................................  5%
Maryland....................................................................  4%
Delaware....................................................................  4%
North Carolina..............................................................  3%
West Virginia...............................................................  3%
All Others less than 3%..................................................... 21%
      Total.................................................................100%

CREDIT POLICIES
Potential lessees undergo a thorough credit approval process after our field representative completes a financial application. Our representative is responsible for obtaining the most accurate information possible for a proper application review. Personal observation and meetings with the customer assist the our representative in providing a comprehensive evaluation of the lease application.


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                         BUSINESS OF TELMARK (CONTINUED)

CREDIT POLICIES (CONTINUED)

The credit search usually begins with electronic credit bureau systems such as TRW, Inc. and local or regional creditors such as banks. For Agway cooperative members, the Agway credit system provides additional information. For contemplated transactions of over $100,000, a county court house search provides records of any existing liens against the lessee. We retain title to the equipment or building leased. In addition, we often obtain a lien on the real estate owned by the farmer or lessee as collateral for payments under a building lease. If a customer defaults on a lease, the real estate lien entitles us to foreclose on the real estate property and take title subject to any and all prior liens on the property. Upon foreclosure, if this collateral is insufficient to cover all existing liens, prior lienholders may receive more than us. Thus, we look first to the lessee's historical and future ability to service its debt and lease payments, and then to the mortgage position of a lease collateralized by real estate.

Credit approvals are made based on the total amount outstanding to the customer. Lending authority is assigned to members of management depending on position, training, and experience. The Board of Directors must approve all applications over $1,000,000.

We maintain monthly delinquency reports which monitor leases that have been delinquent (i.e., payment due has not been made) for over 30 days, and non-earning leases. Generally, accounts past due at least 120 days, as well as accounts in foreclosure or bankruptcy, are transferred to non-earning status. Non-earning accounts cannot become current unless all past due lease payments are paid or the lease is amended. As of June 30, 1999, non-earning leases were
 .9% of our net investment in leases before allowances for credit losses. The potential losses from non-earning leases are mitigated by our ability to repossess leased property and to foreclose on other property in which we are granted a security interest. See "Business of Telmark - Portfolio Mix." Leases may be amended by us and a lessee to change the terms, remaining amount, and payment schedule for the remaining lease balance. There is generally a fee collected for the amendment. All lease amendments are supported by legal documentation and, as management deems appropriate, a new credit evaluation.

We maintain financial reserves (provision for credit losses) to cover losses in our existing lease portfolio from default or nonpayment. Our allowance for credit losses is based on a periodic review of the collection history of past lessees, current credit practices, an analysis of delinquent accounts and current economic conditions. The provision reflects management's estimates of the inherent credit risk within the portfolio.

RESIDUAL VALUE
We generally estimate the residual value at the end of a lease to be 10% of the purchase price on a piece of new equipment and 15% of the market value at inception for a building. It is not possible to forecast with certainty the value of any equipment upon termination of the lease. The market value of used equipment depends upon, among other things, its physical condition, the supply and demand for equipment of its type and its remaining useful life in relation to the cost of new equipment at the time the lease terminates. We have generally not experienced any losses as a result of the failure to realize estimated residual values on equipment and property lease expirations.

During the past ten years, we have collected slightly over 100% of the net lease receivable for all leases which terminated. The net lease receivable with respect to a lease equals the sum of payments due to us under the lease, the estimated residual value of the leased property at the end of the lease and the net costs incurred by us in entering into the lease, less imputed unearned interest and finance charges with respect to the lease. This residual performance can be attributed to our ability to sell the equipment, vehicle or building to the original lessee at the end of the lease in most transactions. Management believes that obsolescence factors, such as technological sophistication and computerization have only a moderate effect on the farming equipment sector and that agricultural equipment will continue to show strong residual values.

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                         BUSINESS OF TELMARK (CONTINUED)

INSURANCE COVERAGE
Under a Telmark lease, the customer assumes the obligation to insure the leased property against claims arising from the customer's use of the leased property. We may be exposed to liability from claims by lessees and third parties including claims due to the customers' use of the property or defects in the property. However, in general direct finance lessors such as us have not been held liable for such claims. In addition, the leases provide us protection against such liability claims. Under the terms of each lease, we disclaim such liability and the customer agrees to indemnify us for any claim or action arising in connection with the manufacture, selection, purchase, delivery, possession, use, operation, maintenance, leasing, and return of the equipment leased. We require the customer to provide insurance coverage naming us as an additional insured in certain circumstances and we have insurance coverage for most liability claims against us through insurance policies purchased by Agway.

AGRICULTURAL ECONOMY
We are indirectly affected by factors that affect the agricultural economy in which our customers operate. These factors include

      o   governmental agricultural programs,
      o   weather conditions, and
      o   supply and demand conditions with respect to agricultural commodities.

These factors may affect the economic vitality of our customers and consequently their decisions to lease equipment or property for their businesses as well as the ability of these customers to make the required payments on their leases.

Government Subsidies. In the 1990's, federal budgetary constraints have resulted in decreased government spending programs, including the farm subsidies and programs participated in by certain customers. Government program changes that may affect Telmark include elimination of price supports and acreage reduction programs. Price support programs included the establishment of minimum prices for certain commodities as well as the purchase by the Government of excess supplies of such commodities. Under the enacted Federal Agricultural Improvement and Reform (FAIR) Act, in 1996, farmers of crops covered under previous programs can utilize "contract acreage" the way they choose as opposed to having the use dictated by a government subsidy program. This will require the farmer to have marketing management skills that capitalize on the free market approach, and could yield both a greater profit potential and greater risk.

Generally, FAIR is expected to improve the U.S. farm outlook by providing crop farmers with more control over their growing plans and provides more opportunity in the world market based on market demand. Over seven years, farmers will adjust from past government programs through declining market transition payments. The dairy portion of FAIR reduces subsidies over four years to avoid a sudden drop-out of dairy farms and give businesses time to adjust over four years. Farmers will need to develop management and marketing skills to control their marketplace.

All the new FAIR programs increase the profit and the risk potential of participating farmers and the existence and magnitude of these programs may influence those farmers' decisions to lease equipment and the ability of those farmer customers to continue to make payments on their leases.

The overall impact of these programs on us is uncertain. The availability of these programs varies widely by crop, commodity and geographic region as does the level of benefits received by a particular farmer. In addition, elimination of programs, such as acreage reduction programs, may increase demand for equipment leased by us to the extent that such changes result in farmers increasing their production of certain crops.


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                         BUSINESS OF TELMARK (CONTINUED)

COMMODITIES DEMAND (CONTINUED)
Weather. Adverse weather conditions can have varying effect on our customers depending on the region experiencing such conditions. When adverse conditions occur in the region served by us, the effect can be negative as was the case in 1992 when many parts of the Northeast, our primary territory, experienced a relatively cold summer and a wet fall. This adversely impacted grape farmers (whose crops never matured and had poorer sugar content), as well as potato, vegetable and grain farmers. However, adverse weather conditions occurring in other regions may be advantageous to our customers. For example, the floods occurring in parts of the Midwest and the droughts which occurred in parts of the West and Southwest in 1993 reduced output in those areas which increased the demand for crops grown by our customers. Inclement weather can also benefit our food processor customers to the extent that it increases demand for frozen or canned products as opposed to fresh products.

Commodities Demand. Supply and demand conditions with respect to agricultural commodities produced by our customers can be affected by a number of factors. These factors include both national and international economic conditions, local, national and international weather conditions (e.g., the floods in the Midwest discussed above), and technological changes which increase farmer productivity (e.g., the growth hormone BST which increases milk production in cows). The income of our customers is in part determined by the demand for the commodities and the amount of such commodities they produce. Generally, any of the above factors which increase demand may increase the income of our customers to the benefit of us. Conversely, any of the above factors which decrease demand may decrease such income to our detriment.

Historically, our customers have produced products which are marketed within the United States. Domestic demand for these products, in addition to being affected by the availability and demand for competing products, may be affected by the state of the United States economy. However, the economic condition of foreign countries and their demand for the type of products produced by our customers may also influence the demand for products of our customers. For example, economic recessions in Europe and Japan have contributed to soft foreign demand for U. S. agricultural products, as has the transition to market economies in Eastern Europe, the republics of the former Soviet Union, and China. This softened demand has been offset by government export support programs. A discontinuation of these export support programs may result in a surplus of certain commodities due to reduced exports which may reduce the demand and price of products produced by our customers.

Our customers may also be affected by agreements between the United States and foreign governments, such as the North American Free Trade Agreement and the General Agreement on Tariffs and Trade which may impact indirectly demand for our customers' products. The impact of these agreements on our customers is unclear. To the extent that these agreement's result in an increase in competing imports or greater domestic supply, our customers and thus we may be adversely affected. However, to the extent these agreements increase demand for commodities of the type produced by our customers, we and our customers may be beneficially affected.

MARKETING AND SALES
We use both direct mail and advertising campaigns routed through our parent's publications and other agricultural publications as a means of promoting our leasing products to farmers and other rural businesses that serve the agricultural marketplace. In addition, leasing product brochures are available at many equipment dealer franchises. Advertising and communication efforts for non-Agway businesses are typically targeted towards special market segments such as forestry and trucking via magazines and trade shows.

Much of our business comes from referrals to us by equipment retailers and building contractors of customers wishing to purchase equipment, vehicles or buildings. The retailer or contractor refers the customer to Telmark, where a field representative will complete a credit application and seek credit approval in a day. Upon approval, the retailer or contractor is paid by us for the equipment, vehicles or buildings which are then "acquired" by the customer. Using the identification TFS(SM), we provide financing through the dealers of selected manufacturers of equipment. In the cases where financing is through manufacturer sponsored financing programs, the dealer rather than our field representative completes the credit application.

FACILITIES
We lease all of the office space we use from Agway. We do not own any of the real property we use for office facilities.

COMPETITION
Our main competitors are agricultural financial institutions and other leasing companies. Many of these organizations have greater financial and other resources than us and as a consequence are able to obtain funds on terms more favorable than those available to us. Our strongest competitors are agricultural financial institutions such as the Banks of the Farm Credit System and their affiliates, federal government sponsored enterprises ("GSEs") which are the largest agricultural lenders in the nation, and local and regional banks servicing the agricultural sector. These competitors may enjoy a relative advantage in financing their leasing business. Banks of the Farm Credit System as GSEs may be able to raise funds in the public debt market at a lower interest rate than we can. Similarly, commercial banks may be able to raise funds more cheaply than us through their offering of Federal Deposit Insurance Corporation insured deposit accounts.

Other leasing companies competing with us include equipment manufacturers with finance subsidiaries, and independent leasing companies. Finance subsidiaries of equipment manufacturers frequently charge reduced interest rates on equipment leases to stimulate sales of equipment produced by their parent companies. We compete with our competitors by focusing on agricultural equipment financing, service to our customers, and tailoring our portfolio of products to address the specific needs of farmers and other rural businesses which serve the agricultural marketplace.

                             SELECTED FINANCIAL DATA

The following "Selected Financial Data" of Telmark and consolidated subsidiaries have been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, whose report for the years ended June 30, 1999, 1998 and 1997 is included in the Annual Report on Form 10-K, and should be read in conjunction with the full consolidated financial statements of Telmark and Notes thereto.

                                                                                      (Thousands of Dollars Except Ratio Amounts)
                                            -----------------------------------------------------------------------


                                                                       Years Ended June 30,
                                            -----------------------------------------------------------------------


                                                  1999          1998          1997          1996          1995
                                                  ----          ----          ----          ----          ----

Total revenues...............                 $     70,006  $     65,476  $     56,943  $     48,627   $    41,942
Income before income taxes                    $     18,158  $     15,412  $     13,003  $     11,502   $     9,272
Provision for income taxes ..                 $      7,756  $      6,654  $      5,112  $      4,745   $     4,240
Net income ..................                 $     10,402  $      8,758  $      7,891  $      6,757   $     5,032
Leases and notes, net........                 $    551,071  $    495,626  $    445,770  $    374,561   $   333,091
Total Assets.................                 $    575,987  $    518,316  $    470,606  $    398,198   $   358,634
Senior Debt..................                 $    396,101  $    371,677  $    340,158  $    273,000   $   255,467
Debentures (1)...............                 $     37,633  $     34,006  $     31,044  $     24,258   $     8,174
Member's Equity..............                 $    105,566  $     95,164  $     86,406  $     78,514   $    44,758
Ratio of earnings to fixed charges (2)                 1.6           1.6           1.5           1.6           1.5
Ratio of Debt to member's equity (3)                   4.1           4.3           4.3           3.8           3.7

(1) Certain amounts reported in fiscal years ended June 30, 1995-1998, have been reclassified to conform to the current year presentation. (2) For purposes of this ratio, earnings represents operating income before income taxes, interest charges, and rental expense. Fixed charges include interest on all senior and subordinated debt. (3) Under Senior Debt agreements, subordinated debt payable to Agway Holdings, Inc. is included in the definition of equity for purposes of this ratio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (000 OMITTED)

1999 COMPARED TO 1998.
----------------------

NET INCOME
Our Net Income Increased by 1,600 (18%) from $8,800 in 1998 to $10,400 in 1999.

                                                                                                 PERCENTAGE
                                            FY 1999           FY 1998           INCREASE         CHANGE
                                            -------           -------           --------         ------
         Net income                         $10,400           $8,800            $1,600           18%

The increase was principally due to increased revenue from a larger outstanding portfolio of leases and notes receivable during 1999 as compared to 1998.

TOTAL REVENUES
Total Revenues of $70,000 in 1999 Increased $4,500 (7%) as Compared to $65,500 in 1998.

                                                                                                 PERCENTAGE
                                            FY 1999           FY 1998           INCREASE         CHANGE
                                            -------           -------           --------         ------
         Total revenues                     $70,000           $65,500           $4,500           7%

The increase is attributable in part to a $55,400 (11%) increase in net leases and notes in 1999 as compared to 1998. Total revenue as a percentage of average net leases and notes decreased from 13.5% in 1998 to 13.1% in 1999. This decline was consistent with a decline in prevailing market interest rates.

INCREASE IN LEASE PORTFOLIO
Increases in the lease portfolio resulting from new booked lease volume of $252,100 in 1999 and $227,300 in 1998 exceeded lease reductions from leases repaid and provision for credit losses of $196,700 and $177,400 in 1999 and 1998, respectively.

                                            FY 1999           FY 1998
                                            -------           -------
         New booked lease volume            $252,100          $227,300

         Leases repaid                      (188,700)         (169,800)
         Provision for credit losses        (  8,000)       (    7,600)

         Portfolio increase                 $ 55,400          $  49,900
                                            =========         =========

The increase in new booked lease volume in excess of leases repaid and provision for credit losses had the effect of increasing the size of the lease portfolio, thereby increasing total revenues. The increased volume of new leases resulted from development of Telmark's existing markets and the addition of new employees.

INTEREST EXPENSE
Interest expense increased from $26,900 in 1998 to $27,600 in 1999. While the weighted average interest rate paid on debt decreased from 7.2% to 6.9%, total interest rate expense increased due to increased borrowings required to finance the growth of the lease portfolio noted above.

                                                                                PERCENTAGE
                                            FY 1999           FY 1998           INCREASE         CHANGE
                                            -------           -------           --------         ------
         Interest expense                   $27,600           $26,900           $700             3%

Total debt outstanding at June 30, 1999 increased by $28,100 to $433,700 as compared to total debt outstanding at June 30, 1998.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS (000 OMITTED) (CONTINUED)

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Selling, general, and administrative expenses of $16,200 in 1999 increased by $600 (3%) compared to $15,600 in 1998.

                                                                                                 PERCENTAGE
                                            FY 1999           FY 1998           INCREASE         CHANGE
                                            -------           -------           --------         ------
         Selling, general,                                                                       PERCENTAGE
         and administrative
         expenses                           $16,200           $15,600           $600             3%

The increase in total selling, general, and administrative expenses was primarily the result of additional personnel and incentives paid to certain employees relating to additional new business. Expenses which are determined to be related to origination of new lease business are deferred and recorded over the term of the leases.

PROVISION FOR CREDIT LOSSES
The provision for credit losses of $8,000 in 1999 represents an increase of $400 (5%) compared to $7,600 in 1998.

                                                                                                 PERCENTAGE
                                            FY 1999           FY 1998           INCREASE         CHANGE
                                            -------           -------           --------         ------

         Provision for Credit Losses        $8,000            $7,600            $400             5%

This increase is based on our analysis of reserves required to provide for uncollectible receivables. Telmark's allowance for credit losses is based on a periodic review of the collection history of past leases, current credit practices, an analysis of delinquent accounts, and current economic conditions. At June 30, 1999, the allowance for credit losses was $30,000 compared to $27,100 at June 30, 1998. During 1998 and 1999, the general economy remained strong, however, the total value of non-earning accounts increased from $3,000 in 1998 to $4,900 in 1999. Reserves are established at a level sufficient to cover estimated losses in the portfolio.

1998 COMPARED TO 1997.
----------------------

NET INCOME
Our net income increased by $900 (11%) from $7,900 in 1997 to $8,800 in 1998.

                                                                                                 PERCENTAGE
                                            FY 1998           FY 1997           INCREASE         CHANGE
                                            -------           -------           --------         ------
         Net income                         $8,800            $7,900            $900             11%

The increase was principally due to increased revenue from a larger outstanding portfolio of leases during 1998 as compared to 1997.

TOTAL REVENUES
Total revenues of $65,500 in 1998 increased $8,600 (15%) as compared to $56,900 in 1997.

                                                                                                 PERCENTAGE
                                            FY 1998           FY 1997           INCREASE         CHANGE
                                            -------           -------           --------         ------
         Total revenues                     $65,500           $56,900           $8,600           15%

The increase is attributable in part to a $49,900 (11%) increase in net leases and notes in 1998 as compared to 1997. Total revenue, as a percentage of average net leases and notes, decreased slightly from 13.7% in 1997 to 13.5% in 1998.

INCREASE IN LEASE PORTFOLIO
Increases in the least portfolio resulting from new booked volume of $227,300 in 1998 and $231,000 million in 1997 exceeded lease reductions from leases repaid and net bad debt expense of $177,400 and $159,800 in 1998 and 1997, respectively.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS (000 OMITTED) (CONTINUED)

INCREASE IN LEASE PORTFOLIO (CONTINUED)

 Increase In Lease Portfolio                 FY 1998           FY 1997
                                            --------          --------
         New booked volume                  $227,300          $231,000

         Leases repaid                      (169,800)         (151,900)

         Provision for credit losses        (  7,600)         (  7,900)
                                            ---------         ---------

         Portfolio increase                 $  49,900         $  71,200
                                            =========         =========


The increase in new booked volume in excess of leases repaid and bad debt provisions had the effect of increasing total revenues.

INTEREST EXPENSE
While the weighted average interest rate paid on debt decreased from 7.5% to 7.2%, total interest expense increased due to increased borrowings required to finance the growth of the lease portfolio noted above.

                                                                                                 PERCENTAGE
                                            FY 1998           FY 1997           INCREASE         CHANGE
                                            -------           -------           --------         ------

         Interest expense                   $26,900           $23,500           $3,400           14%

Total debt outstanding at June 30, 1998 increased by $34,500 to $405,700 as coupled to total debt at June 30, 1997.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Selling, general, and administrative expenses of $15,600 in 1998 increased by $3,100 (25%) compared to $12,500 in 1997.

                                                                                                 PERCENTAGE
                                            FY 1998           FY 1997           INCREASE         CHANGE
                                            -------           -------           --------         ------
         Selling, general,                                                                       PERCENTAGE
         and administrative
         expenses                           $15,600           $12,500           $3,100           25%

The increase was primarily the result of additional personnel and incentive costs relating to the additional new business booked as we expand our territory.

PROVISION FOR CREDIT LOSSES
The provision for credit losses of $7,600 in 1998 represents a decrease of $300 (4%) compared to $7,900 in 1997.

                                                                                INCREASE         PERCENTAGE
                                            FY 1998           FY 1997           (DECREASE)       CHANGE
                                            -------           -------           --------         ------
         Provision for Credit Losses        $7,600            $7,900            (300)            4%

This decrease is based on our analysis of reserves required to provide for uncollectible receivables. Telmark's allowance for credit losses is based on a periodic review of the collection history of past leases, current credit practices, an analysis of delinquent accounts, and current economic conditions. During 1997 and 1998, the general economy remained strong and the total value of non-earning accounts increased only slightly from $2,700 in 1997 to $3,000 in 1998. Reserves are established at a level sufficient to cover estimated losses in the portfolio.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS (000 OMITTED) (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES
The ongoing availability of adequate financing to maintain the size of our portfolio and to permit lease portfolio growth is key to our continuing profitability and stability. We have principally financed our operations, including the growth of our lease portfolio, through borrowings under our lines of credit, private placements of debt with institutional investors and other term debt, lease backed notes, principal collections on leases and cash provided from operations. Total assets have grown at an average annual rate of 16% over the past fifteen years. The debt to equity ratio decreased from 4.3 in both 1997 and 1998 to 4.1 in 1999.


         CASH IN FLOWS                FY 1999           FY 1998          FY 1997
                                      --------          -------          -------
         Cash flows from operations   $22,800           $21,200          $15,200
         Cash flows from financing     41,000            36,800           64,500
                                      --------          --------         -------
         Total cash in flows           63,800            58,000          79,700

         CASH OUT FLOWS
         Cash flows from investing    (63,800)          (58,000)        (79,700)

Virtually all of the cash flows from both operations and financing activities was invested in growth of our lease portfolio. Telmark has been successful in arranging its past financing needs and believes that its current financing arrangements are adequate to meet its foreseeable operating requirements. There can be no assurance, however, that Telmark will be able to obtain future financing in amounts or on terms that are acceptable. Our inability to obtain adequate financing would have a material adverse effect on our operations. Management conducts ongoing discussions and negotiations with existing and potential lenders for future financing needs. See footnote 5 to the Consolidated Financial Statements "Borrowing under Lines of Credit and Term Debt."

OTHER MATTERS
Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995 We are including the following cautionary statement in this Form 10-K to make applicable and take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statement made by, or on behalf of, Telmark. Where any such forward-looking statement includes a statement of the assumptions or basis underlying such forward-looking statement, Telmark cautions that, while it believes such assumptions or basis to be reasonable and makes them in good faith, assumed facts or basis almost always vary from actual results, and the differences between assumed facts or basis and actual results can be material, depending upon the circumstances. Certain factors that could cause actual results to differ materially from those projected have been discussed herein and include the factors set forth below. Other factors that could cause actual results to differ materially include uncertainties of economic, competitive and market decisions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Telmark. Where, in any forward-looking statement, Telmark, or its management, expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe," "expect" and "anticipate" and similar expressions identify forward-looking statements.

YEAR 2000
The approach of the year 2000 presents potential issues to all organizations who use computers in the conduct of their business or depend on business partners who use computers. To the extent computer use is date-sensitive, hardware or software that recognizes the year by the last two digits may erroneously recognize "00" as 1900 rather than 2000, which could result in errors or system failures.

Telmark utilizes a number of computers and computer software programs in the conduct of its business that are principally involved in the flow of information. This includes the software for tracking the lease portfolio, the financial and administration software, and the related hardware and operating system software. It also includes the personal computers and software used by the field sales force. All critical hardware and operating software has been

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS (000 OMITTED) (CONTINUED)

YEAR 2000 (CONTINUED)
inventoried and made year 2000 ready through replacement or remediation. This hardware and software has been tested and determined to be year 2000 compliant. All critical application software has been inventoried and upgraded through remediation or replacements. The lease portfolio tracking software has been updated to a new vendor certified year 2000 compliant version. The financial and administration applications have been replaced by applications that are vendor-certified as year 2000 compliant. Successful internal testing of the year 2000 compliance of the lease portfolio tracking software and the financial and administrative software has been completed. The interaction of the new vendor software with other corporate systems has also been tested in an enterprise wide test environment which was completed during August 1999. New year 2000 compliant personal computers and operating systems have been acquired for the field sales force and the related application software has been replaced or remediated, successfully tested as year 2000 compliant, and installed. These new fully tested year 2000 compliant personal computer systems have been distributed to the field sales force.

In addition to the information technology applications review noted above, Telmark also reviewed and modified, where appropriate, other areas impacted by year 2000. External interfaces to internal information technology applications have been tested and are compliant. There are no embedded chips used in the business operations. Business continuity plans are complete.

Telmark's principal sources of capital are banks, insurance companies, and its customers' repayment of leases. While banks and insurance companies are highly computer-dependent and are exposed as creditors to a broad array of businesses, both nationally and internationally, Telmark management considers failure of its banks and insurance company investors as remote. Telmark has a number of such creditors which diversifies the risk. Telmark's customer base is widely diversified in number, geography and industry and in Telmark management's opinion is not highly exposed to year 2000 related failures. The year 2000 compliance issue is, however, an uncertainty that is continuously being monitored by Telmark. Based on the work performed to date, we presently believe that the likelihood of the year 2000 having a material effect on the results of operations, liquidity, or financial condition is remote.

Notwithstanding the foregoing, it is not presently clear that all parts of the country's infrastructure, including such things as the national banking systems, electrical power, transportation of goods, communications, and governmental activities, will be fully functioning as the year 2000 approaches. Our research to date gives us increased confidence in many of these infrastructure components but also persuades us that absolute certainty regarding their performance will not likely be possible prior to passing into the year 2000. To the extent failure occurs in such activities, which are outside the our control, it could affect our ability to service our customers with the same degree of effectiveness with which they are served presently. We have identified elements of the infrastructure that are of greater significance to our operations, is obtaining information on an ongoing basis as to their expected year 2000 readiness, and have considered alternative solutions if required.

We have incurred internal staff costs as well as consulting and other expenses related to its year 2000 efforts. Due to the level of effort required to complete remediation for the year 2000, non-business critical software application enhancements have been deferred until the year 2000 efforts have been completed. The conversion and testing of existing applications and replacements of hardware has cost Telmark approximately $803, all of which has been incurred as of June 30, 1999. However, additional costs may be incurred if Telmark is required to invoke continuity plans. Telmark treats non-capital costs associated with year 2000 as period costs and they have been expensed when incurred.

In planning for business continuance, the highest priority is our ability to maintain high quality customer service. All business events were evaluated for impact of a potential Y2K failure. From this analysis, we developed continuity plans for all critical events to assure business processes could be performed in an alternate manner. These plans were approved by Telmark's senior management and include the details of the scope, any preparation steps needed, plan date of activation, appropriate communications, and procedures. Two tests are planned to validate these plans in the event of a failure whether facility or system related.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following table provides information about the Telmark's debt securities and loans that are sensitive to changes in interest rates. The table presents principal cash flows (in 000's) and related weighted average interest rates by contractual maturity dates.

FIXED INTEREST RATE                                                                           Fair Value
Liabilities                       2000    2001     2002     2003     2004  Thereafter Total     6/30/99

                                 ----------------------------------------------------------------------------
Short Term Bank
     Lines of Credit             43,300     -        -        -        -        -     43,300  43,300
Weighted Average
      Interest Rate               5.79%     -        -        -        -        -

Long-Term Debt,
 including current portion       91,461  84,431   68,581   48,608   57,529    2,191  352,801  361,086
Weighted Average
      Interest Rate               7.05%   6.75%    6.67%    6.70%    6.65%    6.62%     -        -

Subordinated Debentures,
 including current portion       18,200   3,766    4,650   11,017      -        -    37,633    37,887
Weighted Average
       Interest Rate              8.23%   7.49%    7.29%    8.00%      -        -       -        -

Telmark does not use derivatives or other financial instruments to hedge interest rate risk in its portfolio. Telmark endeavors to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and repricing characteristics of funds borrowed to finance its leasing activities with the maturity and repricing characteristics of its lease portfolio. However, a rise in interest rates would increase the cost of that portion of the debt which is not precisely matched to the characteristics of the portfolio. Telmark has a formal risk management policy which limits the short-term exposure to an amount which is immaterial to the results of operations or cash flows. The subordinated debentures' interest rate is at the greater of the quoted rate or a rate based upon the discount rate for U.S. Government Treasury Bills (T-Bill), with maturities of 26 weeks. Based on the T-Bill rate of 4.9% as of June 30, 1999, as compared to the stated rates of the debentures, which range from 6.0% to 8.5% at June 30, 1999, we believe a reasonably possible near-term change in interest rates and the conversion of debt to a variable rate would not cause material near-term losses in future earnings or cash flows. Finally, for the portion of debt which is not precisely matched as of June 30, 1999, we do not believe that reasonably possible near-term changes in interest rates will result in a material effect on future earnings, fair values, or cash flows of Telmark.

                                LEGAL PROCEEDINGS

Telmark is not a party to any litigation or legal proceedings pending, or to the best of its knowledge threatened, which in the opinion of its management, individually or in the aggregate, would have a material adverse affect on its operations, financial condition, or liquidity.

    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
                                   DISCLOSURE.

                                There were none.

                             ADDITIONAL INFORMATION

Telmark will provide a copy of the annual report on Form 10-K, without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person to: Patricia Edwards, Assistant Secretary, P.O. Box 5060, Syracuse, New York 13220-5060, Telephone: 315-449-6311.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGES
                                                                                                              -----

TELMARK LLC AND CONSOLIDATED SUBSIDIARIES:
         Report of Independent Accountants.......................................................................20

         Consolidated Balance Sheets, June 30, 1999 and 1998.....................................................21

         Consolidated Statements of Income and Member's Equity,
                  for the years ended June 30, 1999, 1998 and 1997...............................................22

         Consolidated Statements of Cash Flows for the fiscal years ended June 30, 1999, 1998 and 1997...........23

         Notes to Consolidated Financial Statements..............................................................24


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
 Telmark LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and member's equity and cash flows present fairly, in all material respects, the financial position of TELMARK LLC (a wholly-owned subsidiary of Agway Holdings, Inc.) and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Telmark's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






PricewaterhouseCoopers LLP

Syracuse, New York
July 30, 1999

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS
                             JUNE 30, 1999 AND 1998
                             (THOUSANDS OF DOLLARS)


                                     ASSETS

                                                          1999             1998
                                                       ------------     ------------
Restricted cash........................................$  4,480         $  1,704
Leases and notes receivable, net....................... 551,071          495,626
Investments............................................  12,780           11,850
Equipment, net.........................................     868            1,000
Deferred income taxes..................................   5,443            7,030
Other assets...........................................   1,345            1,106
                                                       ------------     ------------

Total Assets...........................................$575,987         $518,316
                                                       ============     ============


                         LIABILITIES AND MEMBER'S EQUITY

                                                          1999             1998
                                                       ------------     ------------
Borrowings under lines of credit and term debt.........$396,101         $371,677
Subordinated debentures................................  37,633           34,006
Accounts payable.......................................   6,692            5,108
Payable to Agway Inc...................................  22,337            4,443
Accrued expenses, including interest of
      $3,258 - 1999 and $4,262 - 1998 .................   7,658            7,918
                                                       ------------     ------------


Total Liabilities...................................... 470,421          423,152

Commitments & Contingencies

Member's Equity........................................ 105,566           95,164
                                                       ------------     ------------

     Total Liabilities and Member's Equity.............$575,987         $518,316
                                                       ============     ============

The accompanying notes are an integral part of the consolidated financial statements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    STATEMENTS OF INCOME AND MEMBER'S EQUITY
                FISCAL YEARS ENDED JUNE 30, 1999, 1998, AND 1997
                             (THOUSANDS OF DOLLARS)

                                           1999         1998         1997
                                         --------     --------     --------
Revenues:
     Interest and finance charges........$ 68,337     $ 63,872     $ 55,451
     Service fees and other income.......   1,669        1,604        1,492
                                         --------     --------     --------

         Total revenues..................  70,006       65,476       56,943
                                         --------     --------     --------

Expenses:
     Interest expense....................  27,626       26,871       23,486
     Provision for credit losses.........   8,024        7,587        7,947
     Selling, general and administrative.  16,198       15,606       12,507
                                         --------     --------     --------

         Total expenses..................  51,848       50,064       43,940
                                         --------     --------     --------

         Income before income taxes......  18,158       15,412       13,003

Provision for income taxes...............   7,756        6,654        5,112
                                         --------     --------     --------

         Net income......................  10,402        8,758        7,891

Member's equity, beginning of year.......  95,164       86,406       78,515
                                         --------     --------     --------
Member's equity, end of year.............$105,566       95,164     $ 86,406
                                         ========     ========     ========


The accompanying notes are an integral part of the consolidated financial statements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS
                FISCAL YEARS ENDED JUNE 30, 1999, 1998, AND 1997
                             (THOUSANDS OF DOLLARS)

                           Increase (Decrease) in Cash

                                                     1999         1998          1997
                                                  ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income ...............................   $  10,402    $   8,758    $   7,891
     Adjustments to reconcile net income to
       net cash from operating activities:
         Depreciation and amortization ........         510          607          529
         Deferred taxes .......................       1,587        3,614        1,259
         Provision for credit losses ..........       8,024        7,587        7,947
         Patronage refund received in stock ...        (930)      (1,043)        (769)
         Changes in assets and liabilities:
              Other assets ....................        (239)        (169)      (1,283)
              Payables ........................       1,584          709         (246)
              Income taxes payable ............       2,153        1,330       (2,136)
              Accrued expenses ................        (260)        (231)       2,028
                                                  ----------   ----------   ----------
         Net cash flow provided by
              operating activities ............      22,831       21,162       15,220
                                                  ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Leases originated ........................    (252,107)    (227,270)    (231,006)
     Leases repaid ............................     188,637      169,827      151,851
     Purchases of equipment, net ..............        (378)        (552)        (523)
                                                  ----------   ----------   ----------
         Net cash flow used
              in investing activities .........     (63,848)     (57,995)     (79,678)
                                                  ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net change in borrowings under
         short term line of credit ............      15,000       16,000        4,000
     Net change under revolving line of credit       (8,700)     (25,900)      44,900
     Proceeds from notes payable ..............           0      100,000       38,000
     Repayment of notes payable ...............     (23,000)     (50,723)     (45,122)
     Proceeds from lease backed notes .........      48,384            0       25,944
     Repayment of lease backed notes ..........      (7,243)      (7,785)        (499)
     Repayment of capital lease ...............         (17)         (73)         (66)
     Net change payable to Agway Inc. .........      15,742        2,663       (8,092)
     Repayment of debentures ..................           0      (11,208)           0
     Proceeds from sale of debentures .........       3,627       14,170        6,786
     Net change in restricted cash ............      (2,776)        (311)      (1,393)
                                                  ----------   ----------   ----------
         Net cash flow provided by
                financing activities ..........      41,017       36,833       64,458
                                                  ----------   ----------   ----------

     Net change in cash .......................           0            0            0
     Cash at beginning of year ................           0            0            0
                                                  ----------   ----------   ----------
     Cash at end of year ......................   $       0    $       0    $       0
                                                  ==========   ==========   ==========

     Cash paid during period for:
         Interest .............................   $  28,629    $  27,395    $  22,761
         Income Taxes .........................   $   3,556    $   2,972    $   6,968

The accompanying notes are an integral part of the consolidated financial statements.

                   TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
                             (THOUSANDS OF DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations
      Telmark LLC ("Telmark" or the "Company") was organized in 1964 as Telmark Inc. under the Business Corporation Law of the State of New York. Effective July 1, 1998, Telmark Inc. was merged into Telmark LLC, a Delaware limited liability company. Telmark is in the business of leasing agricultural related equipment, vehicles, and buildings. Telmark's customers are farmers and other rural businesses as well as manufacturers and independent dealers that serve the agricultural marketplace. We are indirectly owned and controlled by Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States. Telmark is a wholly-owned subsidiary of Agway Holdings, Inc. ("Holdings"), a subsidiary of Agway. Telmark operates throughout the continental United States and the Telmark's field representatives serve customers in 29 states including Alabama, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, New Hampshire, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Vermont, Virginia, West Virginia and Wisconsin.

Basis of Consolidation
      The consolidated financial statements include the accounts of all wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Equivalents
      Telmark considers all investments with a maturity of three months or less when purchased to be cash equivalents. Certain cash accounts amounting to $4,480 and $1,704 at June 30, 1999, and 1998 respectively related to securitized leases are held in segregated cash accounts pending distribution to the lease-backed note holders and are restricted in their use.

Lease Accounting
      Completed lease contracts, which qualify as direct finance leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases," are accounted for by recording on the balance sheet the total future minimum lease payments receivable, plus the estimated unguaranteed residual value of leased equipment, less the unearned interest and finance charges. Unearned interest and finance charges represent the excess of the total future minimum lease payments plus the estimated unguaranteed residual value expected to be realized at the end of the lease term over the cost of the related equipment. Interest and finance charge income is recognized as revenue, by using the interest method over the term of the lease, which for most commercial and agricultural leases is 60 months or less with a maximum of 180 months for buildings. Income recognition is suspended on all leases and notes which become past due greater than 120 days. As of June 30, 1999, and 1998, the recognition of interest income was suspended on leases and notes totaling approximately $4,890 and $3,046, respectively.

      Initial direct costs incurred in consummating a lease are not recorded when the lease is booked. The expense is capitalized and amortized over the life of the lease. This deferral of expenses has the effect of reducing the expense recorded in the period the lease is booked, and increasing the expense recognized over the remaining life of the lease.

                                                   FY1999     FY1998     FY1997
                                                   ------     ------     ------
           Expenses not recognized this year
           are deferred to later years             6,745      5,256      5,354

           Expenses from prior years amortized
           this year                               4,969      4,553      4,168

      Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover losses in the existing portfolio. The net investment in a lease is charged against the allowance for credit losses when determined to be uncollectible, generally within one year of becoming past due.
                                       24

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES (CONT )

Investments
      Investments comprise capital stock of a cooperative bank acquired from the bank at par or stated value. This stock is not traded and is historically redeemed on a periodic basis by the bank at cost. By its nature, this stock is held for redemption and is reported at cost. Dividends on this stock are recorded as a reduction of interest expense and totalled $1,329, $1,489, and $1,099 for the years ended June 30, 1999, 1998, and 1997, respectively.

Equipment
      Depreciation is calculated using the straight-line method over the estimated useful lives of the equipment.

Advertising Costs
      We expense advertising costs as incurred. Advertising expense for the years ended June 30, 1999, 1998, and 1997, was approximately $1,008, $877, and $829.

Income Taxes
      Telmark provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision represents the net change in the assets and liabilities for deferred tax.
      We are included in a consolidated federal tax return filed by Agway Inc. Under the Telmark's tax sharing agreement, the provision for income taxes and related credits and carry forwards are calculated on a separate company basis and billed to us as appropriate on an interim basis. Through June 30, 1998, Telmark filed separate state tax returns. Effective July 1, 1998, for income tax filing purposes, Telmark is included as a business division of Holdings.

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
      Certain reclassifications have been made to conform prior year financial statements with the current year presentation.

                   TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

2. LEASES, NOTES AND ALLOWANCE FOR CREDIT LOSSES

      Leases and notes as of June 30 were as follows:

                                                   1999         1998
                                                 --------     --------
      Leases:
         Commercial and agricultural             $740,011     $667,222
         Leasing to Agway Inc. and subsidiaries       220          302
                                                 --------     --------
                                                  740,231      667,524
      Retail installment loans                     28,349       21,464
                                                 --------     --------
            Total leases and notes               $768,580     $688,988
                                                 ========     ========

      Net investment in leases and notes at June 30 are summarized as follows:

                                                   1999        1998
                                                ---------    ---------

      Leases and notes                          $768,580     $688,988
      Unearned interest and finance charges     (199,122)    (175,887)
      Net deferred origination costs              11,591        9,596
                                                ---------    ---------

         Net investment                          581,049      522,697
      Allowance for credit losses                (29,978)     (27,071)
                                                ---------    ---------
          Leases and notes, net                 $551,071     $495,626
                                                =========    =========

Included within the above leases and notes is unguaranteed estimated residual values of leased property approximating $82,100 and $72,400 at June 30, 1999, and 1998, respectively.

      Contractual maturities of leases and notes were as follows at June 30, 1998:

                                 Leases
                        --------------------------
                         Commercial     To Agway        Retail
                              and        Inc. and     Installment
                        Agricultural  Subsidiaries      Loans         Total
                        ------------  ------------    -----------   ---------

      2000              $211,902           $    69    $ 8,217       $220,188
      2001               164,513                58      6,839        171,410
      2002               122,969                51      3,481        126,501
      2003                81,389                26      2,110         83,525
      2004                50,550                16      1,347         51,913
      Thereafter         108,688                 0      6,355        115,043
                         --------          --------   --------      ---------
         Totals          $740,011          $   220    $ 28,349      $768,580
                         ========          ========   ========      =========

      Changes in the allowance for credit losses for the years ended June 30 were as follows:

                                                            1999        1998         1997
                                                          ---------   ---------   ---------
      Balance, beginning of year                          $ 27,071    $ 24,014    $ 19,776
      Provision for credit losses charged to operations      8,024       7,587       7,947
      Charge-offs                                           (6,820)     (6,513)     (5,481)
      Recoveries                                             1,703       1,983       1,771
                                                          ---------   ---------   ---------
         Balance, end of year                             $ 29,978    $ 27,071    $ 24,014
                                                          =========   =========   =========

                                       26

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

3. EQUIPMENT

      Equipment, at cost, including capital leases, consisted of the following at June 30:

      1999                                                Owned                 Leased              Combined
      ----                                           -------------         -------------         -------------

      Office and other equipment.................    $      2,571          $          0          $      2,571
      Less accumulated depreciation
              and amortization...................          (1,703)                    0                (1,703)
                                                     -------------         -------------         -------------
                                                     $        868          $          0          $        868
                                                     =============         =============         =============


      1998
      Office and other equipment.................    $      2,413         $         203          $      2,616
      Less accumulated depreciation
              and amortization...................          (1,430)                 (186)               (1,616)
                                                     -------------         -------------         -------------
                                                     $        983          $         17          $      1,000
                                                     =============         =============         =============


4. INCOME TAXES

      The provision for income taxes consists of the following:

                                                                   1999             1998            1997
                                                              -------------     -------------    -------------
           Currently payable:
                Federal..................                     $       4,451     $       2,321    $      3,215
                State....................                             1,718               719             638
           Deferred......................                             1,587             3,614           1,259
                                                              -------------     -------------    -------------
                                                              $       7,756     $       6,654    $      5,112
                                                              =============     =============    =============

Telmark's effective income tax rate on pre-tax income differs from the federal statutory tax rate as follows:

                                                                   1999             1998            1997
                                                              -------------     -------------    -------------
           Currently payable:

                Statutory federal income tax rate ........            34.0%          34.0%           34.0%

                Tax effects of:
                    State taxes, net of federal benefit                8.0            8.7             5.4
                    Other items...........................              .7             .5             (.1)
                                                              -------------     -------------    -------------

                Effective income tax rate                             42.7%          43.2%           39.3%
                                                              =============     =============    =============

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)
4. INCOME TAXES (CONT.)
The components of the net deferred tax asset as of June 30 were as follows:

                                                         1999                    1998
                                                     --------------        --------------
              Deferred tax assets:
                  Lease receivable reserves......    $      11,849         $      10,726
                  Other reserves.................              305                   761
                  Alternative minimum tax
                     credit carry forward........            3,574                 3,462
                  Other..........................              655                   456
                                                     -------------         -------------
                  Total deferred tax assets                 16,383                15,405
                                                     -------------         -------------

              Deferred tax liabilities:
                  Difference between book and
                      tax treatment of leases....           10,745                 8,192
                  Other..........................              195                   183
                                                     -------------         -------------
                     Total deferred tax liabilities         10,940                 8,375
                                                     -------------         -------------
                     Net deferred tax asset          $       5,443         $       7,030
                                                     =============         =============

Based on our history of taxable earnings and its expectations for the future, management has determined that operating income will more likely than not be sufficient to recognize its deferred tax assets. At June 30, 1999, Telmark's federal AMT credit can be carried forward indefinitely.

5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT

As of June 30, 1999, we have credit facilities available from banks which allow us to borrow up to an aggregate of $315,000. Uncommitted short-term line of credit agreements permit us to borrow up to $65,000 on an unsecured basis with interest paid upon maturity. The lines bear interest at money market variable rates. A committed $250,000 partially collateralized revolving term loan facility permits us to draw short-term funds bearing interest at money market rates or draw long-term debt at rates appropriate for the term of the note drawn. The total amount outstanding as of June 30, 1999, under the short-term lines of credit and the revolving term loan facility was $35,000 and $156,300, respectively.

Telmark has issued lease-backed notes, through two wholly owned special purpose funding subsidiaries. In 1997, Telmark Lease Funding I, LLC issued $24,000 of Class A lease-backed notes and $2,000 of Class B lease-backed notes to three insurance companies. Telmark Lease Funding I, LLC pays interest at 6.58% on the Class A notes and 7.01% on the Class B notes. In 1999, Telmark Lease Funding II, LLC issued $44,800 of Class A lease-backed notes and $3,600 of Class B lease-backed notes to an insurance company. Telmark Lease Funding II, LLC pays interest at 6.54% on the Class A notes and 7.61% on the Class B notes. The notes are collateralized by leases having an aggregate present value of contractual lease payments equal to the principal balance of the notes, and the notes are further collateralized by the residual values of these leases.

Telmark borrows under its short-term line of credit agreements and its revolving term agreement from time to time to fund its operations. Short-term debt serves as interim financing between the issuances of long-term debt. Telmark renews its lines of credit annually. The $65,000 lines of credit all have terms expiring during the next 12 months. The $250,000 revolving term loan facility is available through August 1, 2000. The scheduled maturity of these notes is December 2007.

At June 30, 1999, we had balances outstanding on unsecured senior note private placements totaling $146,000. Interest is payable semiannually on each senior note. Principal payments are both semiannual and annual. The note agreements are similar to each other and each contain financial covenants, the most restrictive of which prohibit (I) tangible net worth, defined as consolidated tangible assets less total liabilities (excluding notes payable to Agway Holdings, Inc.), from being less than $75,000, (ii) the ratio of total liabilities less subordinated notes payable to Agway Holdings, Inc. to member's equity plus subordinated notes payable to Agway Holdings, Inc. from exceeding 5:1, (iii) the ratio of earnings available for fixed charges from being less than 1.25:1, and
(iv) dividend distributions and restricted investments (as defined) made after September 30, 1997 that exceed 75% of consolidated net income for the period beginning on October 1, 1997 through the date of determination, inclusive. As of June 30, 1999, $13,000 of member's equity was free of this restriction. Telmark has complied with all covenants contained in its borrowing agreements.
                                       28

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT (CONT.)

At June 30, term debt consisted of the following:

                                                                       1999             1998
                                                                    ----------       ----------
Notes payable to banks due in varying amount and dates through
   April 12, 2004 with interest ranging from 5.56% to 7.67%.......  $ 191,300        $ 185,000
Unsecured notes payable to insurance companies due in varying amount and dates through May 29, 2004, with interest
   ranging from 6.47% to 7.64%....................................    146,000          169,000
Lease-backed notes payable to insurance companies in varying amounts and dates through December 15, 2007 with interest
   rates ranging from 6.54% to 7.61%..............................     58,801           17,660
Capital lease payable in 1999.....................................          0               17
                                                                    ----------       ----------

     Total Term Debt..............................................    396,101          371,677
Subordinated debentures due in varying amount and dates through
   March 31, 2003, with interest ranging from 6.00% to 8.50%......     37,633           34,006
                                                                    ----------       ----------

     Total Debt...................................................  $  433,734       $ 405,683
                                                                    ==========       ==========

The notes payable to banks represents the portion outstanding at June 30, 1999, and 1998, of the amount available under credit facilities totaling $315,000 and $294,000 respectively. Of the amount outstanding at June 30, 1999, $156,300 is partially collateralized by our investment in a cooperative bank having a book value of $12,780 at June 30, 1999. The subordinated debentures represent the outstanding balance of registered debentures offered to and held by the general public. The debentures are unsecured and are subordinate to all senior debt of Telmark.

The carrying amounts and estimated fair values of our significant financial instruments held for purposes other than trading at June 30, were as follows:

                                                         1999                      1998
                                            --------------------------    -------------------------
                                                Carrying       Fair        Carrying         Fair
                                                 Amount       Value         Amount          Value
                                            ------------     ---------    -------------------------
Liabilities:
Lines of Credit and
   Term Debt (excluding capital leases)     $    396,101     $404,386     $    371,660     $377,628
Subordinated Debentures                           37,633       37,887           34,006       34,605

The aggregate amounts of notes payable, and subordinated debentures maturing after June 30, 1999, are as follows:

                                                  Notes Payable
                                        ---------------------------------           Subordinated
     Year Ending June 30,                     Bank        Ins. Companies            Debentures            Total
                                        ---------------  ----------------           -------------      -------------
     2000                               $     102,300    $         32,461           $      18,200      $     152,961
     2001                                      33,000              51,431                   3,766             88,197
     2002                                      10,000              58,581                   4,650             73,231
     2003                                      16,000              32,608                  11,017             59,625
     2004                                      30,000              27,529                       0             57,529
     Thereafter                                     0               2,191                       0              2,191
                                        ---------------  ----------------           -------------      -------------
                                        $     191,300    $       $204,801           $      37,633      $     433,734
                                        ===============  ================           =============      =============

                                       29

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

6.  EMPLOYEE BENEFIT PLANS

Employees of Telmark participate in Agway's employee benefit plans, which include a defined benefit retirement plan, a defined contribution 401(K) plan, a medical and dental benefit plan, a postretirement medical plan, and a life and health insurance plan. Total benefit costs under these plans are allocated by Agway to Telmark primarily based on payroll costs. Benefit costs for those plans included in selling, general and administrative expense were approximately $1,400, $1,100, and $1,200 for the periods ended June 30, 1999, 1998, and 1997, respectively.

7.  RELATED PARTY TRANSACTIONS

Cash Management
In lieu of having our own cash account we utilizes the depository accounts of its parent, Agway Inc., drawing checks against these accounts and making deposits to them. The balance represented by the Payable to Agway Inc. is dependant on the timing of deposits and the drawing of checks.

Inter-Company Transactions
Selected amounts related to transactions with Agway Inc. and Subsidiaries are separately disclosed in the financial statements. Certain other transactions for the years ended June 30 with Agway Inc. and Subsidiaries were approximately:

   (Revenue) Expense                               1999      1998       1997
   -----------------                             -------    ------    -------

   Interest and finance charges..................$  (27)    $ (49)    $  (38)
   Administrative and general expense............ 1,691      1,638     1,780

Interest and finance charges are earned on equipment leases to Agway Inc. and subsidiaries. The administrative and general expense caption described above includes certain shared expenses incurred by Agway Inc. on behalf of Telmark, including the corporate insurance program, information services, payroll, benefits, and accounts payable administration and facilities management. These expenses were allocated to us and management believes the methodology used is reasonable.

During the years ended June 30, 1999, 1998, and 1997, Telmark paid no dividends with respect to its common stock and there was no distribution of member's equity.

8.  COMMITMENTS & CONTINGENCIES

COMMITMENTS

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Outstanding commitments to extend lease financing at June 30, 1999 approximated $12,581.

LEGAL PROCEEDINGS

Telmark is not a party to any litigation or legal proceedings pending, or to the best of its knowledge threatened, which, in the opinion of its management, individually or in the aggregate, would have a material adverse affect on its results of operations, financial position or liquidity.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

9.  FINANCIAL INSTRUMENTS

Off Balance-Sheet Risk

Telmark is a party to financial instruments with off-balance sheet risk in the normal course of its business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit not recognized in the balance sheet. In the event of non-performance by the other party to the financial instrument, Telmark's credit risk is limited to the amount of Telmark's commitment to extend credit. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument. We use the same credit and collateral policies in making commitments as it does for on-balance sheet instruments.

Market Risk

Telmark's business is concentrated in agriculture in the New England, Mid-Atlantic, and Midwest states with approximately 70% of its leases directly related to production agriculture. However, the portfolio of agricultural leases is diversified into many different kinds of agriculture. As of June 30, 1999, the largest concentration was in crops enterprises which represented 19% of the portfolio, dairy enterprises which represented 17% of the portfolio, and wood products enterprises which represented 12% of the portfolio. At June 30, 1999, approximately 44% of our net lease investment was in the states of Michigan, New York, Ohio, and Pennsylvania. Developments in any of these areas of concentration could affect operating results adversely.

Telmark endeavors to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and repricing characteristics of funds borrowed to finance its leasing activities with the maturity and repricing characteristics of its lease portfolio. However, a rise in interest rates would increase the cost of that portion of the debt which is not precisely matched to the characteristics of the portfolio and could lower the value of our outstanding leases in the secondary market.

                          [BACK PAGE OF ANNUAL REPORT]

                                 [TELMARK LOGO]

                                  TELMARK LLC
                             SECURITIES DEPARTMENT
                                  PO BOX 5060
                            SYRACUSE, NY 13220-5060

                             TELEPHONE 315-449-6311